VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005

OFFICES IN CHICAGO, NEW YORK CITY, AND ROSELAND, NEW JERSEY

JOHN S. MARTEN
312-609-7753
jmarten@vedderprice.com

05012080

October 24, 2005

SUPPL

RECEIVED OCT 25 2005 185

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Sincerely,

John S. Marten

PROCESSED
OCT 27 2005
THOMSON
FINANCIAL

JSM/ect
Enclosures
cc: Kristin Rice
Mark L. Winget, Esq.

CHICAGO/#1385554.5

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Schedule 10 – Notification of Major Interests in Shares dated September 8, 2005
- Schedule 10 – Notification of Major Interests in Shares dated September 6, 2005
- Schedule 10 – Notification of Major Interests in Shares dated September 9, 2005
- Schedule 10 – Notification of Major Interests in Shares dated September 12, 2005
- Return of Allotment of Shares dated September 7, 2005
- Return of Allotment of Shares dated September 15, 2005
- Return of Allotment of Shares dated September 1, 2005
- Notice of Person Ceasing to Be a Substantial Holder dated September 9, 2005
- Update of number of securities quoted on ASX dated September 1, 2005

File No. 82-34758

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston, including all of the subsidiaries and affiliates of Credit Suisse, operating under the Credit Suisse First Boston name

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of shareholder in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Credit Suisse First Boston Australia Equities Limited – 17,949,261
Credit Suisse First Boston International - 79,534
Credit Suisse First Boston (Europe) Limited – 16,791,223

5. Number of shares / amount of stock acquired

34,820,018 Ordinary Shares

6. Percentage of issued class

3.01%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares

10. Date of transaction

6 September 2005

11. Date company informed

8 September 2005

12. Total holding following this notification

34,820,018

13. Total percentage holding of issued class following this notification

3.01%

14. Any additional information

15. Name of contact and telephone number for queries

Sonia Whiteside 0207 818 4768

16. Name and signature of authorised company official responsible for making this notification

Sonia Whiteside

Date of notification

8 September 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Altima Global Special Situations Master Fund Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of shareholder in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Altima Global Special Situations Master Fund Limited

5. Number of shares / amount of stock acquired

38,750,000 Ordinary Shares

6. Percentage of issued class

3.36%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares

10. Date of transaction

6 September 2005

11. Date company informed

6 September 2005

12. Total holding following this notification

38,750,000

13. Total percentage holding of issued class following this notification

3.36%

14. Any additional information

15. Name of contact and telephone number for queries

Sonia Whiteside 0207 818 4768

16. Name and signature of authorised company official responsible for making this notification

Sonia Whiteside

Date of notification

6 September 2005

Henderson Group plc

Schedule 10 notification

9 September 2005

The attached Schedule 10: Notification of major interests in shares, was lodged with the London Stock Exchange today.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Altima Global Special Situations Master Fund Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of shareholder in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Altima Global Special Situations Master Fund Limited

5. Number of shares / amount of stock acquired

15,961,941 Ordinary Shares

6. Percentage of issued class

1.38%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares

10. Date of transaction

8 September 2005

11. Date company informed

8 September 2005

12. Total holding following this notification

54,711,941

13. Total percentage holding of issued class following this notification

4.74%

14. Any additional information

15. Name of contact and telephone number for queries

Sonia Whiteside 0207 818 4768

16. Name and signature of authorised company official responsible for making this notification

Sonia Whiteside

Date of notification

9 September 2005

File No. 82-34758

Henderson Group plc

Schedule 10 notification

12 September 2005

The attached Schedule 10: Notification of major interests in shares, was lodged with the London Stock Exchange today.

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

AMP Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of shareholder named above, with registered holders as in 4 below

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

AMP Life Limited - 16,639,710
Cogent Nominees Pty Limited (SMP Accounts) – 5,870,777
Cogent Nominees Pty Limited – 1,357,112
Goldman Sachs (AMP Capital Australian Equity Market Neutral Fund) – 563,339
Goldman Sachs (AMP Capital Investors Australian Long Short Fund) – 1,028,377
JP Morgan Nominees Australia Limited – 551,921
Cogent Nominees Pty Limited – 17,074,322

5. Number of shares / amount of stock acquired

12,969,878

6. Percentage of issued class

1.12%

7. Number of shares / amount of stock disposed

139,771,820

8. Percentage of issued class

12.12%

9. Class of security

Ordinary Shares

10. Date of transaction

12 May to 8 September 2005

11. Date company informed

9 September 2005

12. Total holding following this notification

43,085,558

13. Total percentage holding of issued class following this notification

3.74%

14. Any additional information

15. Name of contact and telephone number for queries

Sonia Whiteside 0207 818 4768

16. Name and signature of authorised company official responsible for making this notification

Sonia Whiteside

Date of notification

12 September 2005

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

File No. 82-34758

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,322		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A54 COMPANIES HOUSE 0427 16/09/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name PUBLIC	£0.10 Ordinary	1,322
Address See Attached List		
UK postcode		
Name		
Address		
UK postcode		
Name		
Address		
UK postcode		
Name		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 7/9/05.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate, London, EC2M 2DA, England

Tel

DX number DX exchange

BLUEPRINT OneWorld

Henderson Allotment Schedule

Date of Issue - 7th September 2005

Share scheme	Employee number	Employee surname	Employee forename	NI number	Address 1	Address 2	Address 3	Address 4	Address 5	Option price	Total option price	Number of shares exercised
Sharesave 2004	10000021	Duffin	Simon Charles Hugh	YW370728B	Lower Stepford	Morrinton	DUMFRIES	DG2 0JP		0.416	£549.96	1,322
										Totals	£549.96	1,322

TP.

Andy Boorman
Director, HR

07/09/2005
Date

File No. 82-34758

#307

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2072534
Company Name in full	Henderson Group plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,669		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSDL Nominees Limited	Class of shares allotted £0.10 Ordinary	Number allotted 9,669
Address Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ____________________ Date ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange

BLUEPRINT OneWorld

Companies House
— for the record —

Receipt downloaded from CH

88(2)(ef)

Return of Allotment of Shares

XPOJV8PL

Received for filing in Electronic Format on the: 15/09/2005

Company Number 02072534
Company Name in full: **HENDERSON GROUP PLC**

Shares Allotted (including bonus shares)

	From	To
Date or period during which shares were allocated	15/09/2005	15/09/2005

Class of shares **ORDINARY**
Currency **GBP**
Number allotted **9669**
Nominal value of each share **0.10**

Amount paid or due on each share (including any share premium) **0.42**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **HSDL NOMINEES LIMITED**
Address: **TRINITY ROAD**
HALIFAX
UNITED KINGDOM HX1 2RG

Class of shares allotted **ORDINARY**
Number allotted **9669**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **15/09/2005** *Authenticated:* **Yes (E/W)**

File No. 82-34758

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2072534
Company Name in full	Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	09	2005			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	47,172		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (*including any share premium*)	£0.695		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	

A54 COMPANIES HOUSE 0426 16/09/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Company No 2072534

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 47,172
Address See Attached List		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 1 Sept 05

A ~~director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate, London, EC2M 2DA, England

Tel

DX number DX exchange

BLUEPRINT OneWorld

Henderson Allotment Schedule

Date of Issue - 31st August 2005

Share scheme	Account name	Account number	Crest account	Crest ID	Designation	Number of shares
Henderson SIP	Towers Perrin Share Plan Services - HHG SIP	561652	Greenwood Nominees Ltd	142GW	561652	47,172

Shares bought 50,269 less 3,097 forfeited matching shares

Jane Tuckwell
Share Plan Administrator

File No. 82-34758

BNP PARIBAS
SECURITIES SERVICES

Date: 09-Sep-05

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 3

NOTICE OF PERSON CEASING TO BE A SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671 of the Corporations Law, AMP Limited hereby advises that it is no longer a substantial holder in Henderson Group PLC.

The enclosed ASIC Form 605 discloses all required details.

Yours faithfully,

Ross Gulliford
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0200

Form 605
Corporations Law
Section 671B
Notice of Ceasing to be a Substantial Holder

To: **Henderson Group PLC**

ACN/ARSN: 106 988 836

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

The holder ceased to be a substantial holder on 08-Sep-2005
The previous notice was given to the company on 06-May-2005
The previous notice was dated 10-May-2005

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of securities affected*	*Person's votes affected*
16-Jun-2005 to 3-Aug-2005	AMP Capital Aust. Equity Market Neutral Fund	Share acquisition	$545,203.61	CHESS Depositary Interests 367,240	367,240
31-Aug-2005 to 1-Sep-2005	AMP Capital Aust. Equity Market Neutral Fund	Share disposal	-$204,315.40	CHESS Depositary Interests -124,500	-124,500
12-May-2005 to 7-Sep-2005	AMP Capitial Investors Limited	Share acquisition	$5,601,297.99	CHESS Depositary Interests 3,797,916	3,797,916
13-May-2005 to 11-Aug-2005	AMP Capitial Investors Limited	Share disposal	-$4,827,934.20	CHESS Depositary Interests -3,304,721	-3,304,721
7-Sep-2005 to 8-Sep-2005	AMP Financial Services Holdings Limited	Share disposal	-$212,160,000.00	CHESS Depositary Interests -130,560,000	-130,560,000
27-May-2005 to 5-Sep-2005	AMP Life Limited	Share acquisition	$6,802,537.99	CHESS Depositary Interests 4,376,925	4,376,925
2-Jun-2005 to 1-Sep-2005	AMP Life Limited	Share disposal	-$4,715,316.93	CHESS Depositary Interests -3,080,998	-3,080,998
05-Sep-05	Cogent Nominees Pty Limited	Share acquisition	$583,318.62	CHESS Depositary Interests 360,000	360,000
17-May-2005 to 5-Sep-2005	Cogent Nominees Pty Limited <SMP Accounts>	Share acquisition	$6,032,612.28	CHESS Depositary Interests 4,044,694	4,044,694
17-Jun-2005 to 1-Sep-2005	Cogent Nominees Pty Limited <SMP Accounts>	Share disposal	-$4,031,285.39	CHESS Depositary Interests -2,633,100	-2,633,100
09-Jun-05	State Authority Superannuation Enhanced Index Share Fund	Share acquisition	$34,076.93	CHESS Depositary Interests 23,103	23,103
20-Jun-2005 to 1-Sep-2005	State Authority Superannuation Enhanced Index Share Fund	Share disposal	-$112,414.49	CHESS Depositary Interests -68,501	-68,501

3. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and 'ACN	*Nature of association*
No Changes	

4. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Financial Services Holdings Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
State Authority Superannuation Enhanced Index Share Fund	Level 14, 83 Clarence Street, Sydney NSW 2000

This notice of change of interests of substantial holder (ASIC Form 605) comprises 2 page/s in total.

File No. 82-34758

Henderson Group plc

Update of number of securities quoted on ASX

1 September 2005

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers from the CDI register during August 2005.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	654,776,497 At 31 July 2005 (7,162,190) Net transfers 647,614,307 At 31 August 2005
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during August 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
647,614,307	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,153,358,840	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 September 2005...........
(Assistant Company Secretary)

Print name: Sonia Whiteside...

== == == == ==

+ See chapter 19 for defined terms.